
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

SEC FILE NUMBER
8- 48795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

REPORT FOR THE PERIOD BEGINNING_____04/01/09_____ AND ENDING_____03/31/10_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MACKIE RESEARCH USA INC.
(formerly Research Capital

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FIRM I.D. NO.

199 BAY STREET, SUITE 4500
                             (No. and Street)

JUN 1 2010

TORONTO   ONTARIO   M5J 2S2
(City)   (State)   (Zip Code)

BRANCH OF REGISTRATIONS
AND
05   EXAMINATIONS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW C. SELBIE   416-860-7615
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____KPMG LLP_____
                                 (Name – if individual, state last, first, middle name)

333 BAY STREET, SUITE 4600	TORONTO	ONTARIO	M5H 2S5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ANDREW C. SELBIE_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____MACKIE RESEARCH USA INC. (formerly Research Capital USA Inc.)_____ , as

of _____MARCH 31st_____ , 20 10_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                                                                             Signature

                                                                                                                             PRESIDENT
                                                                                                                             Title

_____
              Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax   (416) 777-8818
Internet   www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of Mackie Research USA Inc.

In planning and performing our audit of the financial statements of Mackie Research USA Inc. (the "Company"), as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected in a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

May 17, 2010



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Mackie Research USA Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to March 31, 2010, which were agreed to by Mackie Research USA Inc (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as per the Company's Form SIPC-6 and copy of the cheques issued to SIPC as of September 30, 2009 noting no differences.

2. Compared the amounts reported on the Company's Form X-17A-5 for the periods from April 1, 2009 to June 30, 2009, July 1, 2009 to September 30, 2009, October 1, 2009 to December 31, 2009 and January 1, 2010 to March 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to March 31, 2010, noting no differences. We have not audited the Form X-17A-5 for this period; however, we have performed audit procedures on the Company's revenues and expenses for the year ended March 31, 2010 in connection with our audit of the Company's annual financial statements as at March 31, 2010.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the NIL amount of overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
May 17, 2010

MACKIE RESEARCH USA INC.
(FORMERLY RESEARCH CAPITAL USA INC.)
(A wholly owned subsidiary of Mackie Research Capital
Corporation)

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

Year ended March 31, 2010
(with Report of Independent Registered
Public Accounting Firm)



KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone   (416) 777-8500
Fax   (416) 777-8818
Internet   www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Mackie Research USA Inc.

We have audited the accompanying statement of financial condition of Mackie Research USA Inc. (the "Company") (formerly Research Capital USA Inc.) (A wholly owned subsidiary of Mackie Research Capital Corporation) as of March 31, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mackie Research USA Inc. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

May 17, 2010

MACKIE RESEARCH USA INC.
(FORMERLY RESEARCH CAPITAL USA INC.)
(A wholly owned subsidiary of Mackie Research Capital Corporation)

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2010

Assets

Cash	$	911,381
Prepaid expenses		13,651
Due from parent company (note 3)		311,204
Trading assets (note 4)		63,360
	$	1,299,596

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued liabilities	$	55,764
Income taxes payable		6,908
		62,672

Stockholder's equity:
    Authorized:
        Unlimited preference shares, issuable in
           series, no par value
        Unlimited common shares, no par value
    Issued:

1 common share	101
Additional paid-in capital	539,900
Retained earnings	696,923
	1,236,924
	$ 1,299,596

See accompanying notes to financial statements.

MACKIE RESEARCH USA INC.
(FORMERLY RESEARCH CAPITAL USA INC.)
(A wholly owned subsidiary of Mackie Research Capital Corporation)

Statement of Income
(Expressed in U.S. dollars)

Year ended March 31, 2010

Revenue:	
Agency commission	$ 365,797
Principal trading	4,620
New issue commission	144,057
Other	10,002
	524,476
Expenses:	
General and administrative services (note 3)	30,000
Other (note 3)	230,319
	260,319
Income before income taxes	264,157
Income taxes	39,958
Net income	$ 224,199

See accompanying notes to financial statements.

MACKIE RESEARCH USA INC.

(FORMERLY RESEARCH CAPITAL USA INC.)
(A wholly owned subsidiary of Mackie Research Capital Corporation)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended March 31, 2010

	Common stock	Additional paid-in capital	Retained earnings	Total
Stockholder's equity, beginning of year	$ 101	$ 539,900	$ 472,724	$ 1,012,725
Net income	–	–	224,199	224,199
Stockholder's equity, end of year	$ 101	$ 539,900	$ 696,923	$ 1,236,924

See accompanying notes to financial statements.

MACKIE RESEARCH USA INC.

(FORMERLY RESEARCH CAPITAL USA INC.)
(A wholly owned subsidiary of Mackie Research Capital Corporation)

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2010

Cash flows from (used in) operating activities:	
Net income	$ 224,199
Decrease (increase) in operating assets:	
Trading assets	(4,620)
Due from parent company	(245,021)
Income taxes recoverable	9,641
Prepaid expenses	(993)
	(240,993)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	(25,332)
Income taxes payable	6,908
	(18,424)
Net cash used in operating activities	(35,218)
Cash, beginning of year	946,599
Cash, end of year	$ 911,381
Supplemental cash flow information:	
Income taxes paid	$ —
Interest paid	—

See accompanying notes to financial statements.

MACKIE RESEARCH USA INC.
(FORMERLY RESEARCH CAPITAL USA INC.)
(A wholly owned subsidiary of Mackie Research Capital Corporation)

Notes to Financial Statements
(Expressed in U.S. dollars)

Year ended March 31, 2010

Mackie Research USA Inc. (the "Company") (formerly Research Capital USA Inc.) was incorporated under the Canada Business Corporations Act on November 21, 2002.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company computes its regulatory net capital under the basic method of the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company's primary source of revenue is commission fees from securities trade executions for U.S. resident institutional clients. The Company clears all transactions with and for customers, on a fully disclosed basis, through its parent. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts pursuant to SEC Rule 15c3-3(k)(2)(i).

The Company is a wholly owned subsidiary of Mackie Research Capital Corporation (the "Canadian Broker-Dealer Parent"), a Canadian-owned investment dealer and member of the Investment Industry Regulatory Organization of Canada and all major Canadian stock exchanges. Continuing operations of the Company are dependent on those of the Canadian Broker-Dealer Parent. The Company is located in Toronto, Canada.

1.   **Adoption of new accounting standards:**

   The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 165, Subsequent Events ("SFAS 165"). SFAS 165 requires disclosure of the date through which management has evaluated subsequent events.

2.   **Significant accounting policies:**

   These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting polices are as follows:

   (a) Securities transactions:

      Customers' securities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

MACKIE RESEARCH USA INC.
(FORMERLY RESEARCH CAPITAL USA INC.)
(A wholly owned subsidiary of Mackie Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended March 31, 2010

---

2. **Significant accounting policies (continued):**

(b) Foreign exchange translation:

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into U.S. dollars at an exchange rate prevailing at the year-end date. Transactions included in operations are translated at the average rate for the year. Exchange gains and losses resulting from the translation of these amounts are reflected in the statement of income in the year in which they occur.

(c) Revenue recognition:

(i) Agency commission:

Agency commission revenue is recorded on a trade date basis.

(ii) New issue commission revenue:

New issue commission revenue is derived from sales in new issue deals originating through the Canadian Broker-Dealer Parent and is recorded on a trade date basis.

(d) Trading assets:

Trading assets are recorded at fair value. Fair value is based on quoted market prices for exchange-traded or over-the-counter securities. Where no market exists, fair value is determined based on management's best estimate. Realized and unrealized changes in fair value are recorded in the statement of income in the year the changes occur.

(e) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities, being cash and accounts payable and accrued liabilities, approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments. The fair value of trading assets is discussed in note 4.

MACKIE RESEARCH USA INC.

(FORMERLY RESEARCH CAPITAL USA INC.)
(A wholly owned subsidiary of Mackie Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended March 31, 2010

---

2. **Significant accounting policies (continued):**

SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

- Level 2 - valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(f) Income taxes:

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amounts of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

MACKIE RESEARCH USA INC.

(FORMERLY RESEARCH CAPITAL USA INC.)
(A wholly owned subsidiary of Mackie Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended March 31, 2010

2. **Significant accounting policies (continued):**

(g) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3. **Related party transactions and balances:**

Under an operating agreement, the Canadian Broker-Dealer Parent provides certain general and administrative functions on behalf of the Company in the normal course of business, which are recorded at the exchange amount, being the amount agreed to by the parties. During the year ended March 31, 2010, the total of such charges was $30,000.

The balance due from the Canadian Broker-Dealer Parent of $311,204 is non-interest bearing and receivable on demand.

The transactions with the Canadian Broker-Dealer Parent described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

Included in other expenses is management compensation of $150,000.

MACKIE RESEARCH USA INC.
(FORMERLY RESEARCH CAPITAL USA INC.)
(A wholly owned subsidiary of Mackie Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended March 31, 2010

4.   **Trading assets:**

Trading assets consist of 3,000 shares of common stock of the NASDAQ Stock Market, Inc. and were acquired at a cost of $66,600. Trading assets are valued using the quoted bid market prices as at March 31, 2010 and are categorized in Level 1 of the fair value hierarchy. Accordingly, the fair value of the trading assets was $63,360 and is reflected on the statement of financial condition. These NASDAQ shares can be sold pursuant to the shelf registration statement and the related prospectus supplements filed by NASDAQ.

5.   **Regulatory net capital requirement:**

The Company is subject, under Rule 15c3-1, to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital, as defined under this rule. Under the aggregate indebtedness method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. As at March 31, 2010, the Company had net capital of approximately $902,565, which is $802,565 in excess of the required minimum net capital of $100,000. The ratio of aggregate indebtedness to net capital at March 31, 2010 was approximately 0.07.

6.   **Income taxes:**

For Canadian tax purposes, the Company files a Canadian dollar tax return in Canada. The current portion of the income tax expense included in the statement of income, as determined in accordance with U.S. GAAP, Accounting for Income Taxes, is as follows:

Canada provincial	$ 16,831
Canada federal	23,127
	$ 39,958

MACKIE RESEARCH USA INC.

(FORMERLY RESEARCH CAPITAL USA INC.)
(A wholly owned subsidiary of Mackie Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended March 31, 2010

---

7.   **Concentrations of credit risk:**

Substantially all of the clearing and depository operations for the Company are performed by the Canadian Broker-Dealer Parent as clearing broker pursuant to an operating agreement. The Canadian Broker-Dealer Parent, as clearing broker, reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business.   The Company's exposure to credit risk, associated with the non-performance by counterparties in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.   Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

8.   **Subsequent event:**

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended March 31, 2010 and through to May 17, 2010, which is the date the financial statements were issued.

MACKIE RESEARCH USA INC.
(FORMERLY RESEARCH CAPITAL USA INC.)
(A wholly owned subsidiary of Mackie Research Capital Corporation)

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended March 31, 2010

Total stockholder's equity from statement of financial condition	$	1,236,924
Deductions:		
Prepaid expenses		13,651
Due from parent		311,204
		324,855
Haircut on investment		9,504
Net capital	$	902,565
Basic net capital requirement:		
Greater of:		
(i) Minimum net capital required, based on aggregate indebtedness	$	4,178
(ii) Minimum net capital		100,000
Net capital requirement	$	100,000
Excess net capital	$	802,565
Aggregate indebtedness	$	66,672
Ratio of aggregate indebtedness to net capital		0.07

The above calculation does not differ materially from the computation of net capital under Rule 15c3-1 as of March 31, 2010, filed by the Company on Form X-17A-5 with the SEC and the Financial Industry Regulatory Authority on April 26, 2010.

MACKIE RESEARCH USA INC.
(FORMERLY RESEARCH CAPITAL USA INC.)
(A wholly owned subsidiary of Mackie Research Capital Corporation)
(Expressed in U.S. dollars)

Schedule 2 - Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Year ended March 31, 2010

Net capital as reported on Focus II on April 26, 2010	$ 902,565
Gain (loss) on investment	–
Change in prepaid expenses	–
Change in receivable from parent	–
Change in retained earnings	–
Net capital per Schedule 1	$ 902,565

The Company operates pursuant to the (k)(2)(i) exemption of SEC Rule 15c3-3.